

November 2, 2012

Via E-mail
Mark A. Semanie
Chief Financial Officer
Carrollton Bancorp
7151 Columbia Gateway Drive, Suite A
Columbia, Maryland 21046

Re: **Carrollton Bancorp**
       Form 10-K for the period ended December 31, 2011
       Filed March 13, 2012
       Form 10-Q for the period ended June 30, 2012
       Filed August 14, 2012
       File No. 000-23090

Dear Mr. Semanie:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2011 Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

General

1. We noted significant actuarial losses in 2011 and 2010 negatively impacted the funded status of your defined benefit plan and other comprehensive income. Please revise future filings to discuss the reasons for the actuarial losses for each period presented, whether

> you expect this trend to continue, the variability of these amounts and how it would
> impact your future operating results and liquidity.

Financial Statements

Note 4. Loans, page 67

2. Please revise future filings to disclose both the balance of your allowance for loan losses
    and your recorded investment in financing receivables by impairment method (e.g.
    collectively evaluated, individually evaluated, acquired with deteriorated credit quality)
    for each loan portfolio segment or tell us where this information is disclosed. Refer to
    ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for
    guidance.

3. On page 70, you disclose the same amount of unpaid contractual principal balance and
    recorded investment for impaired loans at December 31, 2011. The FASB Master
    Glossary defines recorded investment as the amount of the investment in a loan, which is
    not net of a valuation allowance, but which <u>does</u> reflect any direct write-down of the
    investment. The unpaid principal balance does <u>not</u> reflect any direct write-down of the
    investment. Please confirm to us that your disclosed recorded investment is properly net
    of any partial charge-off's or revise future filings for all periods presented to properly
    disclose this information.

4. On page 70, you disclose total impaired loans of $5.9 million at December 31, 2011. On
    page 72, you disclose total TDR's of $9.2 million at December 31, 2011. Please explain
    to us why the total of impaired loans is less than your TDR's considering that generally
    all TDR's are required to be disclosed as impaired loans or revise future filings to ensure
    your impaired loan disclosures include all impaired loans including those that may not
    require a specific reserve.

5. Please revise future filings to disclose the financial effects (i.e. the change in recorded
    interest at the time of modification) for each TDR that occurred during the periods
    presented or tell us where this information is disclosed. Refer to ASC 310-10-50-
    33(a)(2) and the example disclosure in ASC 310-10-55-12 for guidance.

Note 18. Income Taxes, page 86

6. You disclose a deferred tax asset of $6.4 million and a $73 thousand valuation allowance
    related to capital loss carryforwards at December 31, 2011. Please tell us in detail and
    revise future filings to explain how you determined that your remaining deferred tax
    assets will more likely than not be realized. Specifically discuss the key facts and
    circumstances including the nature of the positive and negative evidence you considered
    in making your determination. Also discuss the sources of taxable income that you

believe will be available to realize your deferred tax asset and to the extent that you are relying upon tax planning strategies or the offset of deferred tax liabilities, disclose that fact and provide a brief description of such strategies. Refer to guidance starting at ASC 740-10-30-16.

June 30, 2012 Form 10-Q

Note 3. Investment Securities

7. Please revise future filings to disclose the information required by ASC 320-10-50-8B.

Note 9. Fair Value

8. Please tell us in detail and revise future filings to disclose how you consider estimated selling costs and/or discounts for lack of marketability and the age of an appraisal in measuring the fair value of impaired loans and foreclosed real estate. Also tell us how you considered whether these items represent unobservable inputs that would result in the assets being categorized as level 3. If you believe these assets should be categorized as level 3, please revise future filings to disclose the information required by ASC 820-10-50.

Exhibit 31

9. Please revise your certifications in future filings to use the exact form and wording set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. Specifically, do not include the individual title of the certifying individual at the beginning of the certification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief